

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com



Ref. No. TC 167/2010

March 29, 2010

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company~~ Limited Shin Satellite Co Ltd

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of ~~Thaicom Company Limited~~ (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 018/2010**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No.3/2010

  Date: March 25, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

dlw 4/12

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
March 29, 2010

TC-CP 018/2010

March 25, 2010

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2010

To: The President
The Stock Exchange of Thailand

The Board of Directors of THAICOM Public Company Limited (the "Company") at its Meeting No.3/2010 held on March 25, 2010 at 10.00 o'clock at the Meeting Room No.2005, 20th Floor, Shinawatra Tower 1, No.414 Phahonyothin Road, Samsen Nai, Phayathai, Bangkok 10400, the Company adopted the following resolutions:

1. Certified the Minutes of the Board of Directors' Meeting No.2/2010, held on February 19, 2010.

2. To recommend the election of Mr. Anek Pana-apichon as a director in place of Ms. Nidchanun Santhaveesuk to the annual general meeting of shareholders on April 7, 2010. The Board of Directors of the Company shall consist of 8 directors as follows:

No.	Name	Surname	Position
1.	Mr. Paron	Israsena	Chairman of the Board of Directors and Independent Director
2.	Mr. Hiran	Radeesri	Director, Independent Director and Chairman of the Audit Committee
3.	Mrs. Charintorn	Vongspootorn	Director, Independent Director and Member of the Audit Committee
4.	Mr. Samrieng	Mekkriengkrai	Director, Independent Director and Member of the Audit Committee
5.	Mr. Yong Lum Sung		Director
6.	Mr. Somprasong	Boonyachai	Director
7.	Mr. Arak	Chonlatanon	Director
8.	Mr. Anek	Pana-apichon	Director

3. Approved the appointment of Mr. Anek Pana-apichon as a member of the Executive Committee. The Executive Committee of the Company consists of 5 members as follows:

No.	Name	Surname	Position
1.	Mr. Somprasong	Boonyachai	Chairman of the Executive Committee
2.	Mr. Yong Lum Sung		Member of the Executive Committee
3.	Mr. Arak	Chonlatanont	Member of the Executive Committee
4.	Dr. Nongluck	Phinainitisart	Member of the Executive Committee
5.	Mr. Anek	Pana-apichon	Member of the Executive Committee

Please be informed accordingly.